Filed by GTECH Holdings Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Interlott Technologies, Inc.
                         Exchange Act File Number of Subject Company:  001-12986

          55 Technology Way o West Greenwich, Rhode Island 02817 USA o
      Telephone: 401 392-1000 o Fax: 401 392-1234 o Website: WWW.GTECH.COM



For Immediate Release                                 Contact: Robert K. Vincent
March 17, 2003                                                 Public Affairs
                                                               GTECH Corporation
                                                               401-392-7452

                  GTECH TO ACQUIRE INTERLOTT TECHNOLOGIES, INC.
        Acquisition of Leading Instant Ticket Vending Machine Provider to
                     Support Company's Growth Strategy and
               Strengthen Market Position in the Lottery Industry

WEST GREENWICH, RI - (March 17, 2003) - GTECH Holdings Corporation (NYSE: GTK) today announced that it has entered into an agreement to acquire Ohio-based Interlott Technologies, Inc. (AMEX: ILI), a leading provider of instant ticket vending machines (ITVMs) for the lottery industry worldwide. The agreement calls for GTECH to pay $9.00 per share for Interlott. Including estimated assumed debt of approximately $21 million, the transaction would have a total value of approximately $85 million. The transaction, which is subject to the approval of Interlott shareholders, regulatory approvals, and certain other closing conditions, is expected to be completed by late July 2003. Approval of GTECH shareholders is not required.

"The acquisition of Interlott is part of GTECH's strategy for growing the Company's core lottery business while creating sustainable long-term shareholder value," said GTECH President and CEO W. Bruce Turner. "It will expand GTECH's presence in the instant ticket distribution segment which will afford GTECH a comprehensive set of solution offerings along the entire lottery industry value chain."

"Interlott has had 32 consecutive quarters of sustained profitability and has been able to achieve significant market share. It is our intent to build on what has been created as a platform from which the synergies of the combined entities can achieve even higher returns," continued Mr. Turner. "We are entering into this transaction in firm view of the mutual benefits to Interlott and GTECH to combine our knowledge and resources to drive even higher growth."

"In addition, we will be able to optimize the game mix for instant tickets, deliver broader access to lottery products for consumers, and, over time, add a wider range of capabilities and services for our customers and retailers," said Mr. Turner.

The acquisition of Interlott gives GTECH the ability to provide customers with a comprehensive self-service solution for instant ticket distribution, and allows the Company to leverage its core competencies in lottery automation, logistics optimization, sales and marketing, and other operational areas.

Initially, the combined entities will benefit from significant efficiencies that will be derived from the realignment and integration of certain Interlott functions and the leveraging of GTECH's worldwide sales and government relations infrastructure. Over time, the revenue growth potential is substantial as Interlott's product offerings are combined into GTECH's offerings.

"The synergies gained by this integration into GTECH will accelerate the combined companies' ability to compete successfully in future lottery contract procurements," said Interlott President and CEO David F. Nichols.

Currently, 39 jurisdictions in the United States and 72 international jurisdictions sell instant tickets. To date, Interlott has supplied more than 30,000 ITVMs and related products to 28 domestic and 14 international lottery jurisdictions. GTECH plans to leverage its significant presence around the world to pursue additional sales opportunities among the jurisdictions that have not yet deployed ITVMs, many of whom are already GTECH customers.

Interlott will operate as a subsidiary of GTECH and maintain its brand identity. An integration plan has been developed in order to assure customers of uninterrupted services and a seamless transition.

Based in Mason, Ohio, Interlott currently employs approximately 230 people. In addition to supplying dispensing machines to the lottery industry, Interlott also supplies phone card dispensing machines to the telecommunications industry. Interlott's revenues for the fiscal year ended December 31, 2002, were a record $52 million, up 21.7 percent from $42.7 million in 2001.

Based on a projected closing date of late July, GTECH expects that Interlott will provide a revenue contribution of $33 to $38 million, with earnings per diluted share in the range of $0.03 to $0.04 in fiscal year 2004. GTECH expects earnings contributions from Interlott to improve in future years as the Company realizes the planned cost and revenue synergies.

Terms of Acquisition
--------------------

Interlott shareholders will have the ability to elect to receive either $9.00 in cash, or a number of GTECH shares having a value of $9.00 based upon GTECH's stock price before the closing, or a combination of both, subject to a pro rata adjustment so that the aggregate consideration paid by GTECH will be 51.5 percent in stock and 48.5 percent in cash. At $9.00 per share, Interlott's common equity, including options, is valued at approximately $64 million. In addition to other customary closing conditions, one of the conditions to GTECH's obligation to complete the merger is that the average price of GTECH's common stock not fall below a certain level during a period before the closing. If that happens, however, Interlott will have the ability to complete the merger as an all-cash transaction instead, if the other conditions are satisfied.

The board of directors of Interlott, together with a special committee of the board appointed to represent the interest of public shareholders, have each unanimously approved the transaction, and the majority shareholder of Interlott has agreed to vote his shares in favor of the transaction. The transaction has been structured as a reorganization that will be tax free to Interlott shareholders to the extent they receive GTECH stock.

Webcast and Conference Call Information
---------------------------------------

GTECH will host a conference call for analysts and investors today at 8:30 a.m. (Eastern Standard Time). The call may be accessed in two ways. It will be broadcast live over the Internet. Go to GTECH's website at www.gtech.com, click on "Investors," then select "Live Broadcast." Or, if you do not have Internet access, you may listen to this call by dialing 612-288-0337.

If you are unable to listen to this call live, it will be available on GTECH's website under "Conference Calls" in the "Investors" section. Replay of the call will also be available by dialing 320-365-3844, access code 678197, beginning at noon today through midnight on March 18, 2003 (Eastern Standard Time).


Certain statements contained in this press release are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such statements include, without limitation, statements relating to the companies' merger and strategic plans, expectations and objectives for future operations, as well as the prospects and financial outlook for GTECH, each of which reflects management assumptions regarding: (i) the ability of GTECH to integrate successfully the operations of Interlott and to achieve efficiencies from that integration, (ii) the approval of the merger by Interlott shareholders and regulatory authorities and the ability of the parties to complete the merger, (iii) the future prospects for and stability of the lottery industry and other businesses in which GTECH and Interlott are engaged or expects to be engaged, (iv) the future operating and financial performance of GTECH and Interlott (including, without limitation, expected future growth in revenues, profit margins and earnings per share), and (v) the ability of GTECH and Interlott to retain existing business and to obtain and retain new business. Such forward looking statements reflect management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward looking statements.

These risks and uncertainties include, but are not limited to, those set forth above, in GTECH's and Interlott's subsequent press releases and on Reports by GTECH and Interlott on Forms 10-K, 10-Q and 8-K, and other reports and filings with the Securities and Exchange Commission, as well as risks and uncertainties respecting: (i) the potential impact of extensive and evolving government regulations upon the companies' businesses; (ii) the ability of the companies to continue to retain and extend its existing contracts and win new contracts;
(iii) the possibility of slower than expected growth or declines in sales of lottery goods and services by the companies or their customers; (iv) exposure to foreign currency fluctuations; (v) risks and uncertainties inherent in doing business in foreign jurisdictions; (vi) the relatively large percentage of the companies' revenues attributable to a relatively small number of their customers; (vii) the fact that several of GTECH's larger contracts are to be rebid in the near future; (viii) the possibility of significant fluctuation of quarterly operating results; (ix) the intensity of competition in the lottery industry; (x) the possibility of substantial penalties under and/or termination of the companies' contracts; (xi) the ability of the companies to respond to technological change and to satisfy the future technological demands of its customers; (xii) opposition to expansion of lottery and gaming; (xiii) the companies' ability to attract and retain key employees; and (xiv) the possibility of adverse determinations in pending legal proceedings.

                                       ooo

GTECH, a leading global information technology company with $1 billion in revenues and 4,300 people in 43 countries, provides software, networks, and professional services that power high-performance, transaction processing solutions. The Company's core market is the lottery industry, with a growing presence in financial services transaction processing. For more information about the Company, please visit GTECH's website at http://www.gtech.com.

                                      -000-

GTECH and Interlott will file a proxy statement/prospectus and other documents regarding the proposed acquisition described in this press release with the
Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT GTECH, INTERLOTT AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to holders of Interlott common stock seeking their approval of the transaction. Investors and securityholders may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available) and other documents filed by GTECH and Interlott with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained for free by directing a request to:

GTECH Holdings Corporation
55 Technology Way
West Greenwich, RI  02817
Attn:  Investor Relations
Tel:  (401) 392-6980

and

Interlott Technologies, Inc.
7697 Innovation Way
Mason, OH  45040
Attn: Dennis Blazer, CFO
Tel:  (513) 701-7000


GTECH, Interlott, and their respective directors, executive officers, and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Interlott shareholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of owning shares or options to purchase Interlott common stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the proxy statement/prospectus that will be filed with the SEC.